Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-11394

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Original Offering Circular: January 19, 2021

August 26, 2021

DF Growth REIT II, LLC

750 B Street

Suite 1930

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT II, LLC, (the “Company”) dated January 19, 2021 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Increase in Offering Amount

The amount the Company is seeking to raise in the Offering has been increased from $50,000,000 to $75,000,000.

Change in Fee Structure

The section of the Offering Circular captioned “Compensation of Management – Fees” is revised in its entirety to provide as follows:

Fees

Type of Fee	Description and Amount

Organization & Offering Expense Reimbuirsement

The Company will reimburse the Sponsor for direct expenses incurred by the Sponsor and its affiliates to organize and operate the Company and conduct the Offering, including:

●     Marketing expenses paid to vendors, contractors, and consultants;

●     Payroll expenses of marketing employees;

●     Software costs;

●     Fees paid to vendors, contractors, and consultants relating to the Sponsor’s online fintech platform and smartphone applications; used to market and operate the Company; and

●     Payroll expenses and software costs from product and tech employees working on the fintech platform and smartphone applications.

The Organization & Offering Expense Reimbuirsement may not exceed 10% of the capital raised from the sale of Class A Investor Shares.

Asset Management Fee

The Sponsor will charge the Company an annual asset management fee equal to 2% of the of the capital raised from the sale of Class A Investor Shares. The Sponsor may, in its sole discretion, require the payment of the asset management fee up to five years in advance, which shall be non-refundable.

Estimate: The amount of the organization and offering fee depends on the amount of capital raised. We cannot make a reasonable estimate at this time.

Acquisition Fee

The Sponsor will charge each Project Entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both “hard” costs (e.g., the cost of property) and “soft” costs (e.g., professional fees).

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar acquisition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1-4% acquisition fee for direct investment). However, the Company’s share of the fee will not exceed 1-4% of the Company’s share of the total sale price.

Estimate: If the Company raises the full $75,00,000 and maintains an average leverage ratio (borrowing) of 55%, the sponsor fee would range between $1,666,667 and $6,666,667.

Property Disposition Fee

Where the Company owns property directly or is the sole owner of a Project Entity, the Sponsor will receive a property disposition fee equal to 1% of the total sale price of each property.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). However, the Company’s share of the fee will not exceed 1% of the Company’s share of the total sale price.

Estimate: The amount of the disposition fee will depend on the selling price of assets by the Company and any joint ventures and, in the case of joint ventures, the terms our Sponsor negotiates with joint venture partners. We cannot make a reasonable estimate at this time.

Financing Fee

Where the Company owns property directly, or is the sole owner of a Project Entity, the Sponsor will receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% financing fee for direct investment). However, the Sponsor’s share of the fee will not exceed 1% of the Company’s share of the loan.

Estimate: The amount of the financing fee will depend on the selling price of assets by the Company and any joint ventures and, in the case of joint ventures, the terms our Sponsor negotiates with joint venture partners. We cannot make a reasonable estimate at this time.

Construction Management Fee

The Sponsor might provide construction management services. If so, the Sponsor be entitled to a construction management fee equal to 7.5% of actual construction costs.

Estimate: The amount of the construction management fee will depend on the nature and cost of the construction services the Manager provides. We cannot make a reasonable estimate at this time.

Guaranty Fee

If the Sponsor or an affiliate guaranties indebtedness of the Company or a Project Entity, including guaranties of any so-called “bad boy” carveouts, the guarantor will be entitled to a guaranty fee equal to 0.5% of the loan.

Estimate: The amount of the guaranty fee will depend on the amount of loans requiring a guaranty. We cannot make a reasonable estimate at this time.

Other Fees

The Company or Project Entities might engage the Sponsor or its affiliates to perform other services. The compensation paid to the Sponsor or its affiliates in each case must be (i) fair to the Company and the Project Entities, (ii) comparable to the compensation that would be paid to an unrelated party, and (iii) disclosed to Investors.

Estimate: We cannot make a reasonable estimate of other fees at this time.

The section of the Offering Circular captioned “Compensation of Management – Stages of Development” is revised in its entirety to provide as follows:

Stages of Development

The stages of the Company’s organization, development, and operation, and the compensation paid by the Company to the Manager and its affiliates during each stage, are as follows:

Stage	Compensation

Organization	● Organization & Offering Expense Reimbursement ● Asset Management Fee
Acquisition	● Organization & Offering Expense Reimbursement ● Asset Management Fee ● Acquisition Fee ● Financing Fee
Operation	● Asset Management Fee ● Guaranty Fee ● Financing Fee ● Returns from Co-Investment ● Promoted Interest ● Disposition Fee
Liquidation	● Returns from Co-Investment ● Promoted Interest ● Disposition Fee

* * *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.

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